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                                                                  EXHIBIT (A)(9)

                     [LETTERHEAD OF QUEBECOR PRINTING INC.]

JULY 28, 1999

FOR IMMEDIATE RELEASE                                                PAGE 1 OF 1
                  HART-SCOTT-RODINO WAITING PERIOD EXPIRES IN
               QUEBECOR PRINTING ACQUISITION OF WORLD COLOR PRESS

MONTREAL--Quebecor Printing Inc. announced today that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with reference to its previously announced acquisition of World Color Press, Inc., expired at 11:59 p.m. Eastern Daylight Time on July 27, 1999. Accordingly, the condition to Quebecor Printing's offer for World Color Press, Inc. requiring the expiration of such waiting period has been satisfied.

The cash tender offer is currently scheduled to expire at 12:00 Midnight, Eastern Daylight Time, on August 12, 1999, subject to the remaining applicable conditions.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and Europe and one of the largest in the United States and South America. The Company is a leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, related services and CD-ROM mastering and replicating. The Company has over 26,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India. Quebecor Printing is a subsidiary of Quebecor Inc.

Note to Editors: For further detail on the World Color acquisition, please consult Quebecor Printing News Release issued July 12, 1999.

For further information:

John Paul Macdonald
Director, Corporate Communications
Quebecor Printing Inc.
(514) 877-5317
(800) 567-7070